Filed pursuant to Rule 433
Registration Statement No. 333-139468
Free Writing Prospectus	March 7, 2007
Relating to the Preliminary Prospectus dated February 20, 2007
CLEARWIRE CORPORATION
This free writing prospectus should be read together with the preliminary prospectus dated February 20, 2006 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-139468) relating to the initial public offering of the common stock of Clearwire Corporation. The information in this free writing prospectus is preliminary and is subject to completion or change. The following information summarizes the disclosure in the prospectus included in Amendment No. 5 to the Registration Statement that either did not appear in or supplements and updates the information contained in the Preliminary Prospectus. The most recent Registration Statement can be accessed through the following link:http://www.sec.gov/Archives/edgar/data/1285551/000095013407005012/v25599a5sv1za.htm. References below to “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.
Markets Served and Deployment—United States Markets
The following disclosure provides additional information about the criteria we use to assess potential new markets.
     We determine which markets to enter by assessing a number of criteria in four broad categories. First, we evaluate our ability to deploy our service in a given market, taking into consideration our spectrum position, the availability of towers and zoning constraints. This evaluation includes determining the viability of our spectrum in terms of channel depth, contiguous channel grouping and licensing. In addition, we evaluate zoning constraints, the difficulty of obtaining permits and the acquisition of towers. Next, we assess the market by evaluating the number of competitors, existing price points, demographic characteristics and distribution channels. Then, we perform an analysis to evaluate the economic potential of the market, focusing on our forecasts of revenue growth opportunities, capital requirements and projected cash flow. Finally, we look at market clustering opportunities and other cost efficiencies that might be realized including the desirability of a geographic location in terms of the availability of synergies with other launched or potential markets and strategic considerations relating to competition and availability of partnerships. We continually evaluate the criteria and adjust our launch plans for specific markets accordingly. In addition, we may need to adjust our plans when facing difficulties relating to zoning, permitting and the acquisition of tower sites, all of which are out of our control. As a result, we often cannot forecast our launch plans with respect to any specific market with certainty.
The following disclosure provides additional information about the Company’s potential new markets.
     We expect to launch additional markets in 2007 and 2008 that, if launched, would expand our covered population in the United States and our markets internationally to approximately 16 to 18 million people in 2007 and to more than 45 million people in 2008. During the last three quarters of 2007 and 2008, we plan to launch in certain small cities in Central or Eastern Washington, small and medium cities in Central and North Florida and South Alabama, various contiguous small cities and adjacent suburban and rural areas in Southeastern Pennsylvania, and medium metropolitan areas in Central California, and medium to large metropolitan areas in Texas and in the Southeast. We also expect to expand our covered markets in Belgium and to make our initial launch in Spain. We believe this deployment schedule diversifies our geographic concentration, makes efficient use of our existing spectrum portfolio, and carries a potential to broaden our subscriber base to as many as 375,000 to 400,000 total subscribers in both our U.S. and international markets by the end of 2007.
Shares Eligible for Future Sale—Lock-up Arrangements
Underwriting—No Sales of Similar Securities
The following disclosure describes an exception to the lock-up provisions governing the Company’s ability to sell similar securities.
This agreement does not apply to any issuances by us (i) pursuant to any agreements entered into as of the date hereof and disclosed elsewhere in this prospectus and (ii) in connection with acquisitions of spectrum, assets or capital stock in an aggregate amount not to exceed 10% of our capital stock on a fully diluted basis as of the date hereof, provided that (A) any such holder agrees to be bound in writing by the transfer restrictions for the remainder of the lock-up period and (B) we may not register any securities issued under the exceptions described in (i) and (ii) above under the 1933 Act until the lock-up period has expired.
Clearwire Corporation, the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch & Co. will arrange to send you the prospectus if you request it in writing at 4 World Financial Center, Prospectus Department, New York, NY 10080.

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